Exhibit 99.2

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

________

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on April 29, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of NaaS Technology Inc. (the “Company”) will be held at Conference Room 5, 2/F Arcadia International Hotel, No. 83 Xiangyun Road, Developing Area, Langfang City, Hebei Province, the People’s Republic of China on April 29, 2026 at 10:30 AM (Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following resolutions:

IT IS NOTED THAT, the authorized share capital of the Company is US$52,000, divided into 52,000,000,000 shares comprising (i) 48,100,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.000001 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.000001 each, (iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.000001 each, and (v) 2,184,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the memorandum and articles of association in effect.

IT IS FURTHER NOTED THAT, the management of the Company has proposed the following increase and variation of the Company’s authorized share capital (the “Increase of Share Capital”):

(i)	the increase of additional US$317,200 authorized share capital;

(ii)	the creation of an additional 317,200,000,000 Class A ordinary shares of a par value of US$0.000001 each;

such that following such increase and variation, the authorized share capital of the Company shall be US$369,200, divided into 369,200,000,000 shares comprising (i) 365,300,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.000001 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.000001 each, (iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.000001 each, and (v) 2,184,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the articles of association in effect.

IT IS RESOLVED THAT, the Increase of Share Capital (i) be submitted to a general meeting of the Company’s shareholders for approval, and (ii) subject to the approval by the shareholders of the Company, be, and hereby is, approved and confirmed in all respects.

IT IS FURTHER RESOLVED THAT, subject to the approval by the shareholders of the Company, any Director or officer of the Company (each an “Authorized Signatory”) and the registered office provider of the Company be and hereby are authorized and approved to make the relevant filings, submissions, and applications to any applicable regulatory authorities and stock exchanges relating to the Increase of Share Capital and to pay for any fees in connection therewith, at such time and in the manner as such Authorized Signatory may consider appropriate.

In addition, the EGM will transact any other business properly brought before it.

The board of directors of the Company has fixed the close of business on April 3, 2026 (Cayman Islands time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the EGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”), each representing 3,200 Class A ordinary share, who wish to exercise their voting rights for the underlying Class A ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.enaas.com, and on the SEC’s website http://www.sec.gov.

By Order of the Board of Directors,
NaaS Technology Inc.

/s/ Steven Sim
Steven Sim
Chief Financial Officer

Beijing

April 2, 2026